Annual Report: The Grateful Gourmet

Location: 25B White Street (Mill Race Village), Mount Holly, NJ

Reporting Period: Fiscal Year 2024-2025

Founder/CEO: Desiree Bagnell

1. Business Information Update

Significant Activities & Operational Milestones The past year marked the most significant evolution in the company's history: the transition from a mobile-first operation to a permanent brick-and-mortar presence.

• Opening: In June 2025, The Grateful Gourmet officially opened its bistro in the heart of Mount Holly's Mill Race Village.

• Expanded Service Model: The business successfully expanded its revenue streams to include a Retro Rock inspired dine-in bistro (20-30 seats), gourmet grab-and-go items and provisions items.

• Brand Continuity: While the bistro is the new "Main Stage," the original food truck remains operational, serving weddings and local festivals, maintaining the brand's community-driven roots.

Trends, Demands, and Financial Outlook

• Hyper-Local Sourcing: There is a rising consumer demand for seasonal, locally sourced ingredients. Our "farm-to-table" approach has solidified a loyal customer base in Burlington County.

• Experience-Based Dining: The success of daily lunch, all day breakfast and brunch service indicates a trend toward "destination dining." as well as appearances on local TV Spots.

• Economic Commitments: The business is currently servicing its $25,501 debt obligation through Honeycomb Credit (14% interest rate, 3-year term). Stable foot traffic in Mill Race Village is vital to meeting these quarterly commitments.

Crowdfunding Project Progress The funds raised in 2024 were instrumental in the build-out of the Mount Holly bistro. As of this report, the "brick-and-mortar" project is 100% complete and

operational. The transition has resulted in a significant increase in brand visibility and local press coverage (e.g., PHL17 and Philadelphia Business Journal).

2. Use of Proceeds

The crowdfunding campaign raised a total of $25,501 (meeting the minimum target of $25,000). Below is the breakdown of how these funds were deployed compared to the initial disclosure.

Category	Disclosed Plan	Actual Use	Status
Kitchen Equipment	Commercial stove, Bain Marie, Deli Case	Fully Purchased	Complete
Infrastructure	Ansel system, Hood, Plumbing, Electric	Fully Installed	Complete
Front of House	Front counter, Lighting, POS System	Fully Installed	Complete
Operational	Permits, Licensing, Inspections, Supplies	Fully Covered	Complete

Rationale for Deviations

There were no material deviations from the planned use of proceeds. Funds were prioritized toward compliance and safety infrastructure (Ansel system and venting) to ensure the June 2025 opening date was met. Some minor adjustments were made in FOH decor to lean further into the "Retro Funk" aesthetic, which was funded through cash-on-hand rather than the campaign proceeds.

3.   Material Events

•   Location Shift: During the build-out phase, the primary address was finalized as 258 White Street (within Mill Race Village), providing better visibility and synergy with neighboring artisan shops.

•   Community Leadership: In January 2025, Chef Desiree Bagnell served as a judge for the Mount Holly Fire and Ice Festival, further cementing the business's role as a culinary anchor in the community as well as working with other local businesses to do other community infused events.

Operational Expansion: The bistro recently expanded its hours to include Wednesday-Sunday Brunch/Lunch, capturing mid-week professional foot traffic.

Dear Investors and Supporters,

What a year it has been for The Grateful Gourmet.

When we launched our crowdfunding campaign, the vision was clear: to take the heart and soul of our food truck and give it a permanent home where our community could gather, linger, and celebrate. Today, I am incredibly proud to say that because of your belief in us, that vision is a reality at 258 White Street.

The transition from four wheels to a brick-and-mortar bistro has been more than just a change of scenery; it has been an evolution of our brand. We've traded the road for a groovy rock-inspired sanctuary in the historic Mill Race Village, and the response from Mount Holly has been nothing short of electric.

Building on Our Foundation

In 2025, we successfully navigated the complexities of a commercial build-out-from hood systems to health permits-and opened our doors on schedule. We didn't just build a kitchen; we built a destination. Our regular guests, local businesses using catering, have become a local staple, our Grab-and-Go items are introducing artisanal flavors to new palates daily, and our brunch service has brought a new vibrancy to the neighborhood's mid-week economy.

The Road Ahead

As we look toward the next fiscal year, our focus shifts from "building" to "optimizing." Our goals for 2026 include:

• Menu Innovation: Continuing to champion seasonal, farm-to-table ingredients that reflect the best of New Jersey.

• Event Growth: Expanding our private catering and "micro-event" capabilities within the bistro space.

• Operational Excellence: Maintaining the fiscal discipline required to service our debt while reinvesting in the staff and local purveyors who make our food possible.

• Space Expansion to include a new room for seating of 60 guests for larger catered events such as showers, micro weddings and corporate meetings and events.

A Heartfelt Thank You

You didn't just invest in a restaurant; you invested in a dream of "Good Food, Good Vibes, and Good People." Every plate of food we serve and every guest who walks through our doors is a testament to your support.

We are just getting started, and I am so grateful to have you on this journey with us.

With gratitude and "staying funky,"

Desiree Bagnell Founder/CEO, The Grateful Gourmet

A year of growth, a lifetime of gratitude. From the windows of a food truck to the heart of Mill Race Village, it's been a wild, funky, and delicious journey. We've officially released our Annual Progress Report, and we couldn't be prouder of what we've built together at 258 White Street.

Because of YOUR support: Our 70s-inspired bistro is officially HOME. Our Supper Clubs are bringing the community back to the table. We're keeping it local, fresh, and farm-to-table every single day.

To our investors, our neighbors, and our "Grateful" family: Thank you for believing in the power of good food and good vibes. Here's to many more years of staying funky in Mt. Holly!

Check out the full update in our bio link!

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